UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to

Rules 13d-1(b), (c), and (d) and Amendments thereto filed pursuant to Rule 13d-2

(Amendment No.     )*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

18451C109

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 18451C109	13G	Page 2 of 5

1.	Names of Reporting Persons. Frank Russell Company
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Tacoma, Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,121,497
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,121,497

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,121,497
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable	☐
11.	Percent of Class Represented by Amount in Row (9) 7.7%
12.	Type of Reporting Person (See Instructions) IV

13G	Page 3 of 5

SCHEDULE 13G/A

Issuer:	Clear Channel Outdoor Holdings, Inc.	CUSIP No.: 18451C109

ITEM 1
	(a)	Name of Issuer:

Clear Channel Outdoor Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

200 East Basse Road
San Antonio, Texas 78209

ITEM 2

	(a)	Name of Person Filing:

Frank Russell Company

	(b)	Address of Principal Business Office:

909 A. Street
Tacoma, WA 98402

	(c)	Citizenship:

Washington, USA (Place of Incorporation)

	(d)	Title of Class of Securities:

Class A Common Stock

	(e)	CUSIP Number:

18451C109

ITEM 3	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78C);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act if 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with Section 204.13d- 1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

13G	Page 4 of 5

ITEM 4.	Ownership.

(a) Amount beneficially owned:

3,121,497

(b) Percent of class:

7.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

3,121,497

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

3,121,497

ITEM 5.	Ownership of Five Percent or Less of a Class.

N/A

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Certain indirect clients that are advised by Frank Russell Company have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of such securities.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

N/A

ITEM 8.	Identification and Classification of Members of the Group.

N/A

ITEM 9.	Notice of Dissolution of Group

N/A

ITEM 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 17, 2009

Signature:

/s/ Mary Beth Rhoden

Name and Title:
Mary Beth Rhoden
Assistant Secretary